THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

RECEIVED
2009 MAR -9 A 11:4?

February 23, 2009

[redacted]

09045546

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS SPECIAL DISTRIBUTION REFERRED TO IN THE 2008 THIRD QUARTER NEW RELEASE
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. News Release – Special Distribution

Should you require further information, please feel free to contact me at contact information listed below.

Yours truly,

Natalija Zmavc
Director, Taxation, Treasury &
Assistant Corporate Secretary

PROCESSED
MAR 12 2009 E
THOMSON REUTERS

Telephone: (204) 934-1782
Fax: (204) 934-1455
Email Address: nzmavc@northwest.ca

dlo 3/10

THE NORTH WEST COMPANY

The North West Com[...] products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean.

NEWS RELEASE – For Immediate Release

North West Company Fund (NWF) announces amount of Special Distribution

Winnipeg, February 13, 2009: North West Company Fund (the "Fund") is pleased to announce that the amount of the special distribution referred to in the 2008 third quarter news release and report to unitholders will be $0.07 per unit payable to unitholders of record on December 31, 2008, distributable by February 20, 2009. Distributions from the Fund are primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses for the taxation period of January 1, 2008 to December 31, 2008.

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For more information contact:

Edward Kennedy, President and CEO, The North West Company
Phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charriere, Executive Vice-President and CFO, The North West Company
Phone 204-934-1503; fax 204-934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1455; email jking@northwest.ca

Or visit on-line at www.northwest.ca

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods in Canada, Alaska, the South Pacific, and the Caribbean. North West operates 220 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center, and Cost-U-Less

The units of the Fund trade on the Toronto Stock Exchange under the symbol "NWF.UN".

END

Northern NorthMART GIANT TIGER AC COST U LESS Your Best Value Warehouse Store